BANK INVESTMENT FUND - LIQUIDITY FUND

REPORT ON COMPLIANCE WITH CERTAIN RULES UNDER
THE INVESTMENT COMPANY ACT OF 1940



Independent Auditor's Report


BOARD OF DIRECTORS
Bank Investment Fund - Liquidity Fund and
The Securities and Exchange Commission

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Bank Investment Fund - Liquidity Fund (the "Fund") complied with the requirements of subsection (b) and (c) of rule 17-f-2 under the Investment Company Act of 1940 (the Act) as of November 6, 2002. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 6, 2002, with respect to securities of Bank Investment Fund - Liquidity
Fund:

Confirmation of all securities held by institutions in book entry form by Baystate Federal Savings Bank, Citizens Bank, Fleet Bank, and
Peoples Bank.

Reconciliation of all such securities to the books and records of the Fund.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Bank Investment Fund - Liquidity Fund complied with the requirements of subsections (b) and
(c) of rule 17f-2 of the Investment Company Act of 1940 as of November 6, 2002, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Bank Investment Fund -
Liquidity Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Parent McLaughlin, Nangle
Certified Public Accountants


November 26, 2002



Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940





We, as members of management of Bank Investment Fund - Liquidity Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of November 6, 2002, and from April 16, 2002 through November 6, 2002.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of November 6, 2002, and from April 16, 2002 through November 6, 2002, with respect to securities reflected in the investment account of the Fund.



Bank Investment Fund - Liquidity Fund



By:
      William F. Casey, Jr.
      President and Chief Executive Officer